April 19, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Allison White, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust I
	File No.:	811-04323
	Filing Type:	Form N-1A

Dear Ms. White:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 4, 2024, regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Mirova Global Green Bond Fund, Mirova Global Sustainable Equity Fund and the Mirova International Sustainable Equity Fund (the “Funds”), which was filed with the Commission on February 23, 2024 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on April 29, 2024.

1.	Comment. Please provide within the correspondence copies of the fees and expense tables and examples, with values prior to the effective date.

Response. The Registrant has included completed fund fees and expense tables, and examples for each Fund below:

Mirova Global Green Bond Fund

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in the Natixis Funds Complex. More information about these and other discounts is available from your financial professional and in the section “How Sales Charges Are Calculated” on page 61 of the Prospectus, in Appendix A to the Prospectus and on page 111 in the section “Reduced Sales Charges” of the Statement of Additional Information (“SAI”).

Shareholder Fees

(fees paid directly from your investment)	Class A	Class N	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.25%	None	None
Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None*	None	None
Redemption fees	None	None	None

*	A 1.00% contingent deferred sales charge (“CDSC”) may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class N	Class Y
Management fees	0.50%	0.50%	0.50%
Distribution and/or service (12b-1) fees	0.25%	0.00%	0.00%
Other expenses	0.66%	0.58%	0.66%
Total annual fund operating expenses	1.41%	1.08%	1.16%
Fee waiver and/or expense reimbursement[1,2]	0.48%	0.46%	0.48%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.93%	0.62%	0.68%
1	Mirova US LLC (“Mirova US” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.90%, 0.60% and 0.65% of the Fund’s average daily net assets for Class A, Class N and Class Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2025 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and (2) the class’ current applicable expense limitation. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.
2	Natixis Advisors, LLC (“Natixis Advisors”) has given a binding contractual undertaking to the Fund to reimburse any and all transfer agency expenses for Class N shares. This undertaking is in effect through April 30, 2025 and may be terminated before then only with the consent of the Fund’s Board of Trustees.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods (except where indicated). The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If shares are redeemed:	1 year	3 years	5 years	10 years
Class A	$ 516	$ 807	$ 1,120	$ 2,004
Class N	$ 63	$ 298	$ 551	$ 1,276
Class Y	$ 69	$ 321	$ 592	$ 1,366

Mirova Global Sustainable Equity Fund

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Natixis Funds Complex. More information about these and other discounts is available from your financial professional and in the section “How Sales Charges Are Calculated” on page 61 of the Prospectus, in Appendix A to the Prospectus and on page 111 in the section “Reduced Sales Charges” of the Statement of Additional Information (“SAI”).

Shareholder Fees

(fees paid directly from your investment)	Class A	Class C	Class N	Class T	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None	2.50%	None
Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None*	1.00%	None	None	None
Redemption fees	None	None	None	None	None
*	A 1.00% contingent deferred sales charge (“CDSC”) may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class N	Class T	Class Y
Management fees	0.80%	0.80%	0.80%	0.80%	0.80%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.25%	0.00%
Other expenses	0.19%	0.19%	0.09%	0.19%[1]	0.19%
Total annual fund operating expenses	1.24%	1.99%	0.89%	1.24%	0.99%
Fee waiver and/or expense reimbursement[2,3]	0.04%	0.04%	0.00%	0.04%	0.04%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.20%	1.95%	0.89%	1.20%	0.95%
1	Other expenses for Class T shares are estimated for the current fiscal year.
2	Mirova US LLC (“Mirova US” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 1.20%, 1.95%, 0.90%, 1.20% and 0.95% of the Fund’s average daily net assets for Class A, C, N, T and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2025 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and (2) the class’ current applicable expense limitation. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.
3	Natixis Advisors, LLC (“Natixis Advisors”) has given a binding contractual undertaking to the Fund to reimburse any and all transfer agency expenses for Class N shares. This undertaking is in effect through April 30, 2025 and may be terminated before then only with the consent of the Fund’s Board of Trustees.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods (except where indicated). The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement for classes A, C, T and Y will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example for Class C shares for the ten-year period reflects the conversion to Class A shares after eight years. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If shares are redeemed:	1 year	3 years	5 years	10 years
Class A	$ 690	$ 942	$ 1,213	$ 1,985
Class C	$ 298	$ 621	$ 1,069	$ 2,120

If shares are redeemed:	1 year	3 years	5 years	10 years
Class N	$ 91	$ 284	$ 493	$ 1,096
Class T	$ 369	$ 630	$ 910	$ 1,709
Class Y	$ 97	$ 311	$ 543	$ 1,209

If shares are not redeemed:	1 year	3 years	5 years	10 years
Class C	$ 198	$ 621	$ 1,069	$ 2,120

Mirova International Sustainable Equity Fund

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Natixis Funds Complex. More information about these and other discounts is available from your financial professional and in the section “How Sales Charges Are Calculated” on page 61 of the Prospectus, in Appendix A to the Prospectus and on page 111 in the section “Reduced Sales Charges” of the Statement of Additional Information (“SAI”).

Shareholder Fees

(fees paid directly from your investment)	Class A	Class N	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None*	None	None
Redemption fees	None	None	None
*	A 1.00% contingent deferred sales charge (“CDSC”) may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class N	Class Y
Management fees	0.80%	0.80%	0.80%
Distribution and/or service (12b-1) fees	0.25%	0.00%	0.00%
Other expenses	1.59%	1.48%	1.59%
Total annual fund operating expenses	2.64%	2.28%	2.39%
Fee waiver and/or expense reimbursement[1,2]	1.44%	1.38%	1.44%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.20%	0.90%	0.95%
1	Mirova US LLC (“Mirova US” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 1.20%, 0.90% and 0.95% of the Fund’s average daily net assets for Class A, N and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2025 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and (2) the class’ current applicable expense limitation. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.
2	Natixis Advisors, LLC (“Natixis Advisors”) has given a binding contractual undertaking to the Fund to reimburse any and all transfer agency expenses for Class N shares. This undertaking is in effect through April 30, 2025 and may be terminated before then only with the consent of the Fund’s Board of Trustees.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods (except where indicated). The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If shares are redeemed:	1 year	3 years	5 years	10 years
Class A	$ 690	$ 1,219	$ 1,773	$ 3,277
Class N	$ 92	$ 580	$ 1,094	$ 2,508
Class Y	$ 97	$ 607	$ 1,145	$ 2,616

2.	Comment. With respect to the Mirova Global Green Bond Fund, it is the Staff’s understanding that green bonds generally follow principles established by the International Capital Markets Association (“ICMA”). The Fund’s Principal Investment Strategies refer to green bonds, the proceeds of which the Fund’s Adviser believes are used to finance products which will have a positive environmental impact. In correspondence, please explain why the Mirova Global Green Bond Fund believes referring to “green bond” in its name and disclosure is appropriate in light of the existence of third-party standards setting expectations for the term “green bond.”

Response. The Fund will invest a minimum of 80% of its assets in assets the Adviser determines to be “green bonds,” using the Adviser’s proprietary green bond assessment criteria. While the Adviser’s green bond assessment criteria generally follow the ICMA Green Bond Principles, as disclosed in the Fund’s Statement of Additional Information (“Mirova has developed its definition of green bonds, set forth in the Prospectus, using the International Capital Market Association’s Green Bond Principles (“GBP”) as a foundation”), the Adviser does not solely rely on a label by an issuer or the ICMA principles to determine eligibility for investment by the Fund.

The ICMA Green Bond Principles are a set of voluntary best practices for the issuance of green bond funds.1 The Registrant respectfully submits that, although the ICMA Green Bond Principles may be a popular standard for green bond funds, there is not a universal set of requirements for green bonds. Rather, the Adviser’s impact criteria may be, and oftentimes is, stricter than the ICMA Green Bond Principles and/or the issuer’s green financing framework. Specifically, the Adviser may determine that the underlying projects of certain green bond issuers do not meet its standard for positive impact (or for another reason such as project lifecycle risk management approach). Because the Adviser will not consider every green bond labeled by an issuer as such to be impactful and eligible for investment, the Fund’s principal investment strategies appropriately state “the proceeds of which are used to finance projects which the Adviser believes will have a positive environmental impact.”

3.	Comment. On page 2, in the first paragraph of the Principal Investment Strategies, the third to last sentence reads: “The Fund may invest in bonds of any maturity and expects that under normal circumstances the modified duration of its portfolio will range between 0 and 10.” Please revise this sentence to read as follows: “The Fund may invest in bonds of any maturity and expects that under normal circumstances the modified duration of its portfolio will range between 0 and 10 years.”

[1]	ICMA, Green Bond Principles: Voluntary Process Guidelines for Issuing Green Bonds (June 2021, with June 2022 Appendix 1), available at https://www.icmagroup.org/assets/documents/Sustainable-finance/2022-updates/Green-Bond-Principles-June-2022-060623.pdf.

Response. The Registrant has revised the sentence as follows:

“The Fund may invest in bonds of any maturity and expects that under normal circumstances the modified duration of its portfolio will range between 0 and 10 years.”

4.	Comment. On page 2, in the second paragraph of the Principal Investment Strategies, the third sentence reads: “The Adviser applies a Minimum Standards Policy which sets forth criteria for specific exclusions that the Adviser will consider as part of its ESG analysis.” Please provide a description of the Minimum Standards Policy or provide a cross reference to where it is discussed later in Item 9. This comment applies to all Funds.

Response. The Registrant has revised the sentence in each Fund’s Item 4 Principal Investment Strategies as follows:

“The Adviser applies a Minimum Standards Policy, as described further in the “More About Goals and Strategies” section below, which sets forth criteria for specific exclusions that the Adviser will consider as part of its ESG analysis.”

The Registrant confirms that the Minimum Standards Policy referenced in the Item 4 disclosure will be described in each relevant Fund’s Item 9 Principal Investment Strategies in the “More About Goals and Strategies” section of the Prospectus.

5.	Comment. On page 2, the second bullet point’s last sentence under Principal Investment Strategies reads: “Only issues that the Adviser believes will have a High, Moderate or Low positive environmental impact can qualify.” Please provide a definition of High, Moderate and Low positive impact and an explanation regarding how Low positive impact can be considered green bonds.

Response. With respect to the Mirova Global Green Bond Fund’s Principal Investment Strategies, High positive impact typically refers to companies or projects that are assessed by the Adviser as largely dedicated to the development of sustainable activities that contribute strongly to the achievement of the SDGs. Moderate positive impact typically refers to companies or projects directing a significant portion of their activities toward the development of sustainable activities, but with more moderate incremental sustainability benefit. Moderate positive impact may also refer to companies or projects with advanced practices on high-stake sustainability issues for the sector. Low positive impact typically refers to companies or projects that currently have limited exposure to sustainable activities with more limited incremental sustainability benefit, and/or companies or projects with advanced practices on medium-stake sustainable issues. The Adviser may consider a green bond to be Low positive impact if, for example, the projects financed by the bond are in line with the SDGs but do not offer significant incremental environmental benefits.

6.	Comment. On page 2, the second to last paragraph reads: “The Adviser monitors developments in the global green bond market and may revise the above criteria in the future.” Please confirm that to the extent the Adviser materially revises the criteria in the future it will provide appropriate notice to shareholders and file appropriate supplements and amendments with the Commission. This comment applies to all funds.

Response. If the Adviser’s criteria for eligible green bond investments materially changes, such that a change to the Mirova Global Green Bond Fund’s Principal Investment Strategies is required, the Registrant confirms that it would file supplements and/or amendments to the Fund’s Registration Statement, as may be applicable. The Registrant notes that although the Staff’s comment applied to all Funds, the sentence referred to in the Staff’s comment appears in only the Principal Investment Strategies of the Mirova Global Green Bond Fund.

7.	Comment. On page 5, is there a subsequent investment minimum for Class A Shares and Class Y Shares? If so, please disclose. This comment applies to all Funds.

Response. There is no subsequent investment minimum for any of the Funds.

8.	Comment. On page 9, the Mirova Global Sustainable Equity Fund includes the word “sustainable.” Please include the 80% Names Rule Policy that covers the term. This comment also applies to the Mirova International Sustainable Equity Fund.

Response. The Registrant acknowledges that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. In regard to the amendments to Rule 35d-1 that took effect in December 2023 (“Rule 35d-1 Amendments”), the Registrant is working to take the necessary steps to ensure that the Mirova Global Sustainable Equity Fund and the Mirova International Sustainable Equity Fund meet the requirements of the Rule 35d-1 Amendments prior to the December 2025 compliance date.

9.	Comment. For the Mirova International Sustainable Equity Fund, the Staff notes that the Fund’s fact sheet indicates that as of December 31, 2023, the Fund allocated 31% of its assets to Low Positive Impact investments. Please advise how this is consistent with investors’ expectations regarding the term “sustainable” in the Fund’s name.

Response. The Adviser generally seeks to invest in companies with a positive impact on the SDGs, while avoiding companies whose activities or products have a negative impact on or create a risk to achieving the SDGs. The Adviser’s Sustainability Research Team assesses, among other components, how companies meet the opportunities and manage the risks associated with the SDGs. This analysis informs, among other results, a qualitative “sustainability impact opinion” for a company, characterizing the company as Negative, Negligible, Low Positive, Moderate Positive, or High Positive Impact. Companies assessed as Moderate or High Positive Impact typically demonstrate significant contribution to the SDGs and have higher levels of revenue exposure to activities that contribute to the SDGs (for example, pure play companies on renewable energy or certain health care companies with 100% of revenues from activities that clearly contribute to the SDGs are likely rated as High Positive Impact, assuming they do no harm against other SDGs through their practices, etc.). Low Positive Impact companies may be more diversified businesses and may demonstrate lower levels of revenue exposure to solutions (for example, multi-industrial companies that offer medical or environmental testing and diagnostic equipment), or may be valued for advanced practices on sustainability (e.g., advanced practices on climate, biodiversity, diversity and inclusion and/or human capital management). Where a company is valued mainly for advanced practices rather than solutions (products), typically the company can receive only an opinion of Low Positive Impact due to the strictness of the Adviser’s rating approach. The Adviser believes it is important to value both activities and practices of companies, and as such, the Fund may invest in Low Positive Impact, Moderate Positive Impact, and High Positive Impact companies. Consequently, the Registrant respectfully submits that the ESG opinion breakdown identified in the Fund’s fact sheet as of December 31, 2023 (26% High Positive Impact, 37% Moderate Positive Impact, and 31% Low Positive Impact) is appropriate and aligns with the Fund’s Principal Investment Strategies.

10.	Comment. On page 20, under Principal Investment Strategies, the last sentence of the third paragraph reads: “To identify companies with exposure to one or more theme, the Adviser measures revenue derived from products and/or services believed to offer solutions to the transitions, and takes into account the way companies’ processes impact those transitions or are impacted by those transitions.” Please clarify the meaning of the following language in that sentence: “and takes into account the way companies’ processes impact those transitions or are impacted by those transitions.” This comment also applies to Global Sustainable Equity Fund.

Response. With respect to each of the Mirova Global Sustainable Equity Fund and the Mirova International Sustainable Equity Fund, the Registrant has removed the last sentence of the third paragraph of the subsection “Principal Investment Strategies” under the section “More About Goals and Strategies.” The Registrant has added the following disclosure to the third paragraph of each such subsection:

“The Adviser seeks companies that proactively manage risk and/or capitalize on opportunities associated with these transitions and underlying themes, and consequently are likely to be beneficiaries of these transitions. Typically, thematic exposure is determined by a company’s revenue exposure to areas deemed thematic by the Adviser (e.g., wind energy systems within environmental transition), but the Adviser may consider qualitative elements when applicable (e.g., strategic reorientation of a company from a conventional auto manufacturer to an electric vehicle manufacturer).”

11.	Comment. On page 20, the second sentence in the fifth paragraph under Principal Investment Strategies, mentions “Sustainable Research Team.” Please briefly explain who this research team is. This comment also applies to Global Sustainable Equity Fund.

Response. The Adviser’s Sustainability Research Team consists of specialists entirely dedicated to ESG and impact issues (identification of sustainable opportunities, assessment of companies’ ESG practices, voting and engagement activities, advocacy). The Sustainability Research Team is independent from Funds’ investment teams. The Funds’ investment teams leverage the analyses and expertise of the Sustainability Research Team to analyze and select securities and to generally manage the Funds.

12.	Comment. Item 9 on page 21 to page 22, the terms “Carbone 4,” “ISS ESG” are used. For example, in the second sentence in the sixth paragraph under Principal Investment Strategies, references “Carbone 4” and “ISS ESG.” Please consider briefly explaining what these two terms are. This comment also applies to Global Sustainable Equity Fund.

Response. The Registrant respectfully submits that the existing disclosure adequately describes the respective terms. Specifically, the language to which the Staff refers provides, “Additionally, the Adviser uses specialized ESG data and rating providers as primary sources for opinions and engagement recommendations. Such sources may be specialized in specific topics such as carbon data or biodiversity (for instance Carbone 4), or providers of broader ESG data (for instance ISS ESG, Bloomberg, etc.).” Carbone 4 and ISS ESG are specialized ESG data and rating providers; Carbone 4 is a provider specializing in a particular topic (low-carbon strategy and climate change adaptation), and ISS ESG is a provider of broader ESG data (the ESG-focused ratings arm of ISS).

13.	Comment. On page 21, the first sentence in the seventh paragraph under Principal Investment Strategies, reads: “The Adviser builds a relatively concentrated portfolio and the weight that an individual stock receives in the portfolio is generally based on the Adviser’s fundamental opinion, liquidity, impact, and upside potential.” Please explain what “relatively concentrated portfolio” means, for instance concentrated in a particular industry or issuer. This comment also applies to Global Sustainable Equity Fund.

Response. As used in the sentence identified in Comment #13, “relatively concentrated portfolio” refers to the number of securities typically held by the Mirova Global Sustainable Equity Fund and the Mirova International Sustainable Equity Fund. The Registrant notes that each of these Funds typically invests in 40-60 securities at a given time.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2816.

Very truly yours,

/s/ Jan Ryu Koo
Jan Ryu Koo
Assistant Secretary
Natixis Funds Trust I

cc:	Susan Tobin, Esq.
Natalie Wagner, Esq.
Michael G. Doherty, Esq.